

Mail Stop 3030

February 12, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Oleg Khaykin
Chief Executive Officer
International Rectifier Corporation
233 Kansas Street
El Segundo, CA 90245

> RE: **International Rectifier Corporation**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed September 15, 2008**
> **File No. 1-07935**

Dear Mr. Khaykin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Oleg Khaykin
International Rectifier Corporation
February 12, 2009
Page 2

Form 10-K for the Fiscal Year Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Revenue and Gross Margin, page 37

1.   We note that in 2008 you focused on "reducing our channel inventories" and you recognize revenue upon shipment to your "channel partners". You attribute this initiative to reduced revenues in 2008. Please tell us and in future filings explain what you mean by channel partners and why reducing *your* inventories had the effect of reducing revenues.

Asset Impairment, Restructuring and Other Charges, page 41

2.   Please expand your disclosures in future filings to more fully comply with the guidance set forth in SAB Topic 5-P.4. Specifically, when you engage in restructuring activities, you should quantify the actual and expected effects of these activities on future earnings and cash flows and indicate the period or periods in which the effects (including anticipated cost savings) are expected to be recognized. If cost savings are expected to be offset by anticipated increases in other expenses or by reduced revenues, this fact should be disclosed, as well. In later periods, you should quantify the actual savings realized. If anticipated savings are not achieved, or are achieved in later periods, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. Also, discuss how your segments were impacted by the plan.

Financial Statements and Supplementary Data, page 58

Notes to Consolidated Financial Statements, page 65

1. Business, Basis of Presentation and Summary of Significant Accounting Policies, page 65

Fiscal Year, page 66

3.   We note that although your fiscal years ended June 29, 2008 and July 1, 2007, you present consolidated financial statements as of and for the periods ended June 30, 2008 and 2007 for ease of presentation.

   •   Please confirm that your financial statements are in fact presented as of and for the 52 weeks ended June 29, 2008, the 52 weeks ended July 1, 2007 and 52 weeks ended July 2, 2006. Otherwise, please clearly explain the adjustments you made in order to present the information as of June 30th of each year.
   •   Tell us why management believes such presentation is appropriate.

- Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated June 30, 2008 and 2007 and income statements and cash flows for period ended June 30, 2008, 2007 and 2006, although the actual period ended on different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

   Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Revenue Recognition and Allowances, page 66

4.   We note that you recognize revenue from product sales "generally" upon shipment. Please tell us and revise this note in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of material transaction you undertake, including those transactions you may not encounter frequently.

5.   In this regard, we note that many of your distributors have right-of-return privileges under stock rotation programs, price protection programs. Please describe the significant terms of your agreements with these customers, including payment, return, exchange, and other significant matters. We note you provide a liability for anticipated sales returns. Explain and support how you account for these transactions. Refer to SAB 104 and SFAS 48 as necessary.

Goodwill and Acquisition-Related Intangible Assets, page 73

6.   We see you indicate you evaluate the carrying value of goodwill in the fourth quarter of each fiscal year. In future filing please clearly indicate, if true, you comply with paragraph 17 of SFAS 142 which requires you to also test goodwill for impairment if events or changes in circumstances indicate the asset might be impaired.

7.   In a related matter, we note recently your recorded book value has exceeded (and may currently exceed) your market capitalization. Please tell us how this fact impacted your consideration of the guidance at SFAS 142 (including paragraph 23 thereof) related to the need to assess goodwill for impairment, the determination of the fair value of your reporting units and the impact of such fair value measurements on your impairment assessment conclusions. In a related matter, please also tell us how the fact your book value exceeds your market capitalization was considered when assessing your long-lived assets for

impairment. Revise your disclosures in future filings as necessary based on our comment.

Item 11. Executive Compensation, page 129

8.   In your future filings, as applicable, please ensure that you have provided the disclosures required by Item 402 of Regulation S-K with respect to all individuals who served or acted as your principal financial officer during the last completed fiscal year. We note, for example, that it appears from your disclosure on page 135 that Michael McGee served as your chief financial officer during your fiscal-year-ended June 30, 2008 but the discussion and tables that follow do not appear to mention Mr. McGee or the compensation earned by him.

Item 13. Certain Relationships and Related Transactions, page 164

9.   Please tell us why you did not disclose here the information required by Item 404 of Regulation S-K with respect to the transactions with Nihon Inter Electronics Corporation and Ms. Pahl. Refer to disclosure on pages 117 and 159.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Financial Statements, page 4

Notes to Unaudited Condensed Consolidated Financial Statements, page 8

1. Business, Basis of Presentation and Summary of Significant Accounting Policies, page 8

Out-of-Period Adjustments, page 9

10.   We see you indicate that "Included in the results for the second quarter of fiscal year 2009 are a number of corrections of prior period errors, some of which increased and some of which decreased net income (loss). Based on the Company's current financial condition and results of operations, management has determined that these corrections are immaterial to the financial statements in each applicable prior period and the current periods to date, both individually and in the aggregate." Please provide us with a detailed summary of the nature of the referenced errors that quantifies the period(s) they originated as well as the period(s) that they were corrected. Please also quantify the impact of such errors on your financial statements for the periods and dates the errors originated as well as the periods and dates that reflect the error corrections.

4. Investments, page 13

11.   We see that during the six months ended December 31, 2008 you recognized
        $25.5 million in other-than-temporary impairments. We also see disclosures on
        page 68 of your September 30, 2008 Form 10-Q that "During fiscal years 2008
        and 2009, we have seen a sharp decline in the value of our collateral-backed
        mortgage obligations and certain other securities. If the negative market
        conditions continue we may not be able to hold these investments to maturity or
        may have to dispose of the investments while they are at a loss position, which
        could have a materially adverse impact on our results of operations, financial
        position and cash flows." Please tell us the following:

    •   The basis for the assumptions used to determine your estimate of the fair values of
        your debt investments and how you determined the amount of any recorded other-
        than-temporary impairment.

    •   Please clarify whether you have the intent and the ability to hold your debt
        investment securities until <u>maturity</u>. Refer to SFAS 115, FSP FAS 115-1 and FAS
        124-1, SAB Topic 5M, or other authoritative accounting literature which supports
        your analysis.

        Finally, please revise future filings to disclose the key terms of your investment
        securities, the valuation techniques used (including key assumptions related
        thereto) to determine their fair value, the causes and durations of any unrealized
        losses and impairments as well as the reason management believes any *unrealized*
        losses at each balance sheet date are not other-than-temporary impairments.

14. Income Taxes, page 30

12.   We see that you recorded a tax provision of $102.5 million for the second quarter
        of fiscal year 2009 and note that approximately $92.8 million of the provision
        relates to valuation allowance recorded against your deferred tax assets. In future
        filings please describe the nature of the positive and negative evidence you
        considered in your determination that a portion of your deferred tax assets were
        not considered realizable and discuss how that evidence was weighted. Also,
        expand the disclosures herein and in Management's Discussion and Analysis in
        future filings to address the factors considered by management in determining
        whether the Company's deferred tax assets will or will not be realized. Your
        future revisions should address the factors outlined in paragraphs 20 to 25 of
        Statement 109.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your

response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3603if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Examiner, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant